UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42553

BAIYA INTERNATIONAL GROUP INC.

(Translation of registrant’s name into English)

5Q, No. 5 Golf Avenue

Guangpei Community, Guanlan Street

Longhua District, Shenzhen, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Completion of Disposition of Assets

On June 25, 2026, Baiya International Group Inc. (the “Company”) completed the previously announced disposition of its 100% equity interest in Juxing Investment Group (Hong Kong) Limited (the “Target”) to Shengshi International Group Inc. (the “Purchaser”), pursuant to the Share Purchase Agreement dated June 8, 2026 (the “Agreement”), which was previously filed as an exhibit to the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on June 11, 2026.

As a result of the closing, the Company no longer holds any equity interest in the Target or its subsidiaries, including Shenzhen Pengze Future Technology Co., Ltd. and the entities controlled through the variable interest entity (“VIE”) structure, as more particularly described in the Agreement.

Pursuant to the terms of the Agreement, the aggregate purchase price for the shares was US$2,000,000, payable by the Purchaser to the Company in installments over the three-year period following the closing.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. These statements involve risks and uncertainties that could cause actual results to differ materially, including risks discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date hereof, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2026	BAIYA INTERNATIONAL GROUP INC.

	By:	/s/ Linxi Xie
Linxi Xie
Chief Executive Officer

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